UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 128, 7900 Callaghan Road

San Antonio, Texas 78229 United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

The information contained in this Current Report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (Registration Number 333-291676) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.1	Equity Distribution Agreement dated November 25, 2025
5.1	Opinion of MLT Aikins LLP
23.1	Consent of MLT Aikins LLP (included in Exhibit 5.1)
99.1	News Release dated November 25, 2025

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: November 25, 2025